Mail Stop 4561

December 29, 2009

Robin Raina
President and Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

> **Re:**   **Ebix, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 3, 2009**
> **File No. 333-163459**

Dear Mr. Raina:

We have limited our review of the above-referenced Form S-3 registration statement of Ebix, Inc. to the disclosure items identified below and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We are in receipt of your letter dated December 23, 2009 regarding your Form 10-K for the Fiscal Year Ended December 31, 2008, which we will process promptly. Please be advised that we will not declare the registration statement effective until all outstanding comments have been resolved.

Selling Stockholders, page 13

2.   While we note that Dale Okuno received 248,164 shares of common stock as part of the consideration for the purchase of E-Z Data, Inc., your table of selling stockholders on page 14 lists Mr. Okuno as holding 48,164 shares of common stock before this offering. Further, the line item pertaining to shares available for sale lists the same amount; as such, the total number of shares being available for

sale is inconsistent with your registration fee table and other disclosure. Please advise or revise.

Incorporation of Certain Documents by Reference, page 16

3.   We note that you have incorporated by reference a Form 8-K filed on May 5, 2009; however, it does not appear that you filed a current report on such date. Please advise or revise accordingly.

4.   Please consider revising your filing to include disclosure that would allow for forward incorporation of any filings filed by you, subsequent to the initial filing date of this registration statement, but prior to effectiveness, such as the Form 8-K/A filed on December 17, 2009. Refer to Question 123.05 in Compliance Disclosure and Interpretations, Securities Act Forms, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Item 17. Undertakings, page II-3

5.   Please provide the undertakings set forth in Item 512(a)(5) and Item 512(b) of Regulation S-K.

* * * * * * *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Stephani Bouvet at (202) 551-3545 with any questions on the above comments. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile to (404) 815-3415
Charles M. Harrell, Jr., Esq.
Carlton Fields PA